

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

August 11, 2009

VIA USMAIL and FAX (312) 930-4556

Mr. James E. Parisi
Managing Director and Chief Financial Officer
CME Group Inc.
20 South Wacker Drive
Chicago, Illinois 60606

> **Re:** **CME Group Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 2, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2009**
> **File No. 001-31553**

Dear Mr. Parisi:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tom Kluck
Branch Chief